January 5, 2021 Via EDGAR and e-mail Raymond A. Be Attorney-Adviser United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Re:	Strategas Trust, Series 1-1 Amendment No. 2 to Registration Statement on Form S-6 Filed January 5, 2021 File Nos.: 333-248861 and 811-23608

Dear Mr. Be:

On behalf of our client, Strategas Trust (the “Trust”), we submitted to the Securities and Exchange Commission on January 5, 2021 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Amendment”) for the Strategas Policy Basket Portfolio, Strategas Trust, Series 1-1, a series of the Trust. The Amendment incorporates responses to the comments transmitted by the Staff in your letter of October 15, 2020.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response. Page number references in our response refer to the EDGAR version of the Amendment.

GENERAL COMMENTS

1.       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

We will complete any missing information with sufficient time for the Staff’s review.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Raymond A. Be

U.S. Securities and Exchange Commission

January 5, 2021

2.       Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Trust submitted two exemptive applications in connection with the filing of the registration statement. An exemptive application (No. 812-15160) was filed on September 18, 2020, seeking application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from the provisions of Sections 2(a)(32), 2(a)(35), 22(d) and 26(a)(2)(c) of the 1940 Act and rule 22c-1 thereunder, and for an exemption from Sections 14(a) and 19(b) of the 1940 Act and rule 19b-1 thereunder, and approving certain exchange and rollover options pursuant to Section 11(a) and Section 11(c) of the 1940 Act.

An exemptive application (No. 812-15161) was also filed on September 18, 2020, seeking an order under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A), (B) and (C) of the 1940 Act, and for an order under Sections 6(c) and 17(b) of the 1940 Act, for an exemption from Section 17(a) of the 1940 Act (the “Fund of Funds Application”).

As a result of new Rule 12dl-4 of the 1940 Act, the Trust will be withdrawing the Fund of Funds Application.

PROSPECTUS

Overview (Page 3)

3.       The disclosure states: “Alaia Capital, LLC (the “portfolio consultant”) identified Strategas and its proprietary methodology as the reference asset for the Trust.” Clarify what the term “reference asset” means in the context of this particular fund.

The Trust has revised this sentence for clarity.

The reference asset of the Trust, identified by the portfolio consultant, is Strategas Research Partners’ proprietary methodology. Using that methodology, the Trust invests in a fixed basket of stocks chosen by the portfolio consultant. The Strategas proprietary methodology and the process for choosing portfolio securities are described under “Principal Investment Strategy” and “Selection of Portfolio Securities” on page 3 of the Prospectus.

Selection of Portfolio Securities

4.       Please describe your portfolio selection process and underlying strategy in greater detail. For example, it is unclear what publicly available data you consider, and over what time periods, in determining the aggregate amount of dollars spent on lobbying. Similarly, it is unclear how you determine the completeness and accuracy of the data, particularly for companies doing business across jurisdictions.

The Trust has revised this paragraph to clarify that the publicly available data used by Strategas in employing its proprietary methodology comes from an issuer’s periodic filings under the Securities Exchange Act of 1934 (“Exchange Act”). The Sponsor uses its commercially reasonable best efforts to ensure that the data relevant to an issuer’s lobbying activities described in its Exchange Act filings is accurately employed in its proprietary strategy. However, the Sponsor is unable to independently verify the accuracy of any of the information in an issuer’s Exchange Act filings. Accordingly, the Trust has added a risk factor on page 4 of the Prospectus disclosing that errors or omissions in an issuer’s Exchange Act reports may lead to an error in the lobbying intensity calculation.

Raymond A. Be

U.S. Securities and Exchange Commission

January 5, 2021

Principal Risks

The Strategas methodology may not accurately measure lobbying intensity (Page 4)

This risk factor appears to discuss two different risks: (1) whether the methodology will accurately measure lobbying intensity and (2) whether the methodology’s measure of lobbying intensity is an indicator of earning potential or positive performance. Consider discussing these two risks separately in appropriately captioned risk factors. With respect to the second risk, please consider disclosure addressing (a) the potential that companies facing the largest challenges may be the ones most likely to lobby intensely and (b) the potential for a lack of relationship between lobbying intensity and earnings potential, particularly for companies with multiple business lines. In addition, consider the appropriate location for the second risk above as it appears to be a key premise of the Trust’s strategy.

We have split this disclosure into two risk factors, and expanded the risk factors.

Fees and Expenses Table (Page 9)

5.       The disclosure states: “Operating expenses do not include brokerage costs and other transactional fees, or other custody charges.” Explain supplementally why custody costs are not included in operating expenses.

We have removed the reference to “custody charges.”

6.       Please disclose who the Trust pays the organization cost to.

We have revised this language to disclose that the organization cost is paid by the Trust to the Sponsor to recoup the Sponsor’s expenses incurred in connection with the formation of the Trust.

How to Buy Units (Page 12)

7.       The disclosure states: “The offer price will be effective for all orders received at a designated time prior to the close of regular trading in the New York Stock Exchange.” Clarify what this “designated time” will be.

We have removed the reference to a “designated time.”

Raymond A. Be

U.S. Securities and Exchange Commission

January 5, 2021

Trust Administration (Page 15)

9.       The disclosure states that the Trust will buy and sell securities “in limited circumstances to protect the Trust.” Later, in your Information Supplement, you suggest the sponsor may alter the portfolio by substitution although the portfolio will “generally remain unchanged under normal circumstances.” Disclose briefly what these limited circumstances may be and explain in correspondence how such purchases, sales, and substitutions are consistent with section 4(2) of the Investment Company Act, which refers to “a unit of specified securities”.

This disclosure refers to Section 3.08 of the Standard Terms and Conditions of Trust for Strategas Trust among Strategas Securities, LLC, as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, which will be entered into prior to the effective date of the registration statement (the “Standard Terms”). The Standard Terms is incorporated by reference as Exhibit 1.1.1 of the Amendment. That section, in summary, lists the limited circumstances in which the depositor may sell, liquidate, transfer, terminate or otherwise dispose of securities held by the Trust. Those circumstances include, in summary:

•	a default in the payment of dividends

•	an action or proceeding has been instituted seeking to enjoin the payment of dividends

•	a breach of a covenant in any document relating to an issuer of the securities that would adversely affect the payment of dividends or other amounts

•	a default in the payment of dividends

•	the Portfolio Consultant becomes of the opinion, due to a decline in the value of the security, a decline in the creditworthiness of the issuer or the occurrence of other credit factors, that the retention of the security would be detrimental to the series or the interests of unit holders

•	the sale of the securities is required due to redemptions or to pay Trust expenses

•	the security is scheduled to be redeemed

•	there is a public tender offer for the security

•	various tax related reasons, and

•	under applicable law, if it is unlawful or inadvisable for the series to hold such securities.

In the view of the Trust, these limited and exceptional circumstances are not material to an investor in the units and do not need to be disclosed.

Raymond A. Be

U.S. Securities and Exchange Commission

January 5, 2021

These limited and exceptional circumstances are not in our view inconsistent with Section 4(2) of the 1940 Act as these events are unlikely to occur, do not amount to management of the Trust and are unlikely to affect the Trust’s assets in any material respect.

The Trust has also revised its disclosure to clarify that the basket of stocks is fixed except in the limited circumstances permitted by the Standard Terms. Please see the revisions in page 3 of the Prospectus, under “Selection of Portfolio Securities;” page 3 of the Prospectus, the first risk factor; page 10 of the Prospectus, “Strategas Policy Basket Portfolio,” in the footnote to the table; and page 4 of the Information Supplement, the first risk factor.

10.       We note your disclosure that Alaia Capital LLC (“Alaia”) acts as a portfolio consultant, evaluator, and supervisor to the Trust and receives a fee from the Trust for doing so. Please file any agreements covering this arrangement and revise your prospectus to address material terms – including, the nature of services provided and compensation to be paid. Please explain any relationships between Alaia and the Sponsor in correspondence.

The Standard Terms, as amended by any relevant series trust agreement (see Exhibit 1.1.2 to the registration statement), covers the arrangements with the Trust, and the services provided to the Trust, by Alaia, as portfolio consultant, evaluator and supervisor. Article V of the Standard Terms governs the services provided to the Trust by the evaluator. Section 3.22 of the Standard Terms governs the services provided by the portfolio consultant, if any. The material terms of the services provided by the portfolio consultant are described on page 3 of the Prospectus, under “Overview” and “Selection of Portfolio Securities,” and in the Information Supplement under “Trust Administration — Trust Expenses” on page 11. The material terms of the services provided by the supervisor and the evaluator are described in the Information Supplement under “Trust Administration — Trust Expenses” on page 11. The fees to be paid to each of the supervisor and the evaluator are described in the Information Supplement under “Trust Administration — Trust Expenses” on page 11 and set forth in “Fees and Expenses Table” on page 9 of the Prospectus. The fee to be paid to the portfolio consultant is optional for each series of the Trust.

Items 16-18 of the Series Trust Agreement for any series of units of the Trust indicate fees to be paid to each of the evaluator, supervisor and portfolio consultant, if applicable, by reference to the applicable prospectus. The form of Series Trust Agreement is incorporated by reference to the registration statement as Exhibit 1.1.2.

The supervisor has a number of discrete roles under the Standard Terms. If an issuer of any of the securities held by the Trust makes an offer to issuer new securities, or exchange any securities for securities held by the Trust, the series trustee, at the direction of the supervisor, vote for or against, or reject, such offer. (Section 3.12 of the Standard Terms). If a series is a derivatives series, and if the settlement of a derivatives transaction occurs prior to the settlement of the related series of the Trust, the trustee will, upon the request of the supervisor on behalf of the Trust, advance cash to the depositor in an amount equal to the settlement price of the derivatives transaction (Section 3.25 of the Standard Terms).

Raymond A. Be

U.S. Securities and Exchange Commission

January 5, 2021

Distribution of Units (Page 17)

11.       Throughout this section, it appears that in several places, the terms “we,” “us” and “our” refer to an entity other than the Trust. For example, the disclosure states “Such payments are made by us out of our own assets, and not out of the assets of the Trust.” Please clarify to whom these terms refer throughout.

On page ii of the Prospectus, we have added a sentence disclosing that any use of “we,” “us” and “our” refers to the Sponsor.

Taxation of Trust Distributions (page 18)

12.       In the second full paragraph on page 19, the disclosure states that the Trust may make distributions that represent a return of capital. Briefly explain the circumstances under which such distributions will be made.

If the Trust makes a distribution that exceeds the Trust’s “earnings and profits” (as determined for U.S. tax purposes), then such distribution is generally treated as a return of capital for tax purposes, rather than a dividend.  This could occur in situations where, for example, the Trust receives a distribution from an underlying portfolio company and such distribution itself represents a return of capital for tax purposes (because of insufficient earnings and profits of the portfolio company).

Expenses (Page 21)

13.       The disclosure indicates that the Trust may indemnify persons. To the extent such indemnification may apply to liability under the Securities Act of 1933 and the benefits of such indemnification are not waived by such persons, in an appropriate location in the registration statement, include a brief description of any such indemnification provisions and an undertaking substantially in the form provided in Rule 484 that Act.

Section 3.11(b) of the Standard Terms provides that “[e]ach Series shall indemnify and hold the Depositor, the Portfolio Consultant, the Evaluator and the Supervisor harmless from and against any loss, liability or expense incurred in acting as Depositor, Portfolio Consultant, Evaluator or Supervisor (as applicable) of such Series other than by reason of gross negligence, bad faith, or willful misconduct.” Section 7.04 of the Standard Terms provides, in part, that “[t]he Series Trustee shall be indemnified ratably by the affected Series and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the Series ….”

The Standard Terms do not provide indemnification for any director, officer or controlling person of the Trust.

Raymond A. Be

U.S. Securities and Exchange Commission

January 5, 2021

INFORMATION SUPPLEMENT

14.       We note your section entitled “Information Supplement” which appears to be distinct from the prospectus, but incorporated by reference into the prospectus. Supplementally explain your basis for providing such a section in the registration statement. In addition, confirm supplementally that investors will receive a prospectus that contains the information necessary to make an informed investment decision.

The Information Supplement contains information that expands upon information in the Prospectus, but does not add any material information to the Prospectus. Consequently, the Trust believes that having this additional information in the Information Supplement improves the readability and ease of use of the Prospectus, and keep it so a manageable length. Investors will receive the Prospectus, which contains all information necessary to make an informed investment decision, and the Information Supplement.

General Information (Page 2)

15.       Your disclosure indicates that, if the sponsor deposits cash to purchase additional securities, the Trust will pay any associated brokerage fee. Please disclose whether any Trust promoter will receive brokerage fees and, if so, how the fee will be determined.

The brokerage fees mentioned in this paragraph are those to be paid in connection with the purchase of securities that are the assets of the Trust, not the units. These purchases have necessary transaction costs, i.e., the brokerage fees. The brokerage fees would be in line with customary fees for these types of transactions. These purchases are not designed to produce fees to be paid to any affiliate of the Sponsor. The Sponsor’s direct parent, Baird Financial Corporation, does not receive any related brokerage fees as a dividend from the Sponsor.

16.       Please advise us what is intended by the disclosure that the Trust consists of “(b) any additional securities acquired and held by the Trust pursuant to the provisions of the trust agreement.” In responding, please advise why having “unspecified” securities is appropriate for a unit investment trust.

Section 3.13 of the Standard Terms provides that, in the event that a contract to purchase a security to be held by the Trust is not consummated in accordance with its terms, the Depositor may purchase a replacement security, subject to the limitations included in that section. The Trust does not anticipate the purchase of a replacement security under that section to occur, except in isolated, rare circumstances.

Please see our response to Comment 9 above.

Statements to Unitholders (Page 6)

Raymond A. Be

U.S. Securities and Exchange Commission

January 5, 2021

17.       The disclosure states: “The accounts of the Trust may be audited annually, at the Trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the Trust.” Supplementally explain the basis for this statement.

We have revised the disclosure on page 6 of the Information Supplement to read: “The accounts of the Trust may be audited annually, at the Trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required.” This change conforms with Section 7.02(a) of the Standard Terms.

As an issuer of units, the Trust would not be audited annually because the units are not continuously offered. The offering period for the units ends when the initial offering period ceases. After that, there is no need for a fresh prospectus with new audited financial statements of the Trust. The Trust will not be maintaining a secondary market in the units.

Amendment and Dissolution (Page 8)

18.       We note your disclosure that the sponsor or the portfolio consultant “may receive compensation in connection with such sales to the extent permitted by applicable law.” In order to help investors better understand the fees and expenses associated with your product, and the potential conflicts associated with payments made to your promoters, please consider adding a separately captioned section to your prospectus addressing material conflicts. Such section should describe the nature and terms of the transactions that create conflicts and any provisions in place that are designed to protect investors from such conflicts.

We have revised this sentence to read “The sponsor or portfolio consultant may receive reasonable and customary compensation in connection with such sales to the extent permitted by applicable law.”

Under Section 3.23 of the Standard Terms (Selection of Brokers or Dealers in Connection with the Acquisition and Disposition of Securities; Selection of Derivative Counterparty; Foreign Currency Exchange), in acquiring or disposing of securities owned by the Trust, “[t]he Depositor or an affiliate of the Depositor or of the Trustee or an affiliate of the Portfolio Consultant may act as broker or dealer. If the Depositor or any affiliate of the Portfolio Consultant acts as broker or dealer, it shall be entitled to compensation in accordance with applicable law and regulations.”

The effect of this section is disclosed in the Prospectus on page 15 under “Trust Administration – Changing Your Portfolio,” in the last sentence of the last paragraph of that section. It is also disclosed in the Information Supplement on page 12 under “Portfolio Transactions and Brokerage Allocation,” in the last sentence of that paragraph.

The sales of securities owned by the Trust prior to the Series Mandatory Dissolution Date are not designed to capture fees to be then paid to any affiliate or promoter of the Sponsor or Portfolio Consultant. The brokerage fees to be paid to the Sponsor or Portfolio consultant would be in line with customary fees for these types of transactions. These sales do not create a conflict of interest with investors in the units. As discussed in our response to Comment No. 15, these fees would not be paid to the Sponsor’s direct parent in the form of a dividend.

Raymond A. Be

U.S. Securities and Exchange Commission

January 5, 2021

The Trust believes that these customary and reasonable fees paid in connection with sales of securities are fully disclosed and do not create a conflict of interest with investors.

Trust Expenses

19.       Please clarify how the portfolio consulting fee is calculated and disclose it in the prospectus.

Under Section 3.22 of the Standard Terms, the sponsor may enter into a portfolio consulting agreement with the portfolio consultant with respect to a series of units. If so, the “Portfolio Consulting Fee shall be calculated and paid as set forth in the Prospectus and Series Trust Agreement.” Consequently, if an agreement is entered into for portfolio consulting services with respect to a series of units, the calculation of the fee payable to the portfolio consultant will be set forth in the relevant prospectus.

Signatures

20.       Indicate that the registration statement has been signed by the principal accounting officer or comptroller, and by at least a majority of the Trust’s board of directors or persons performing similar functions. See Form S-6 and Section 6 of the Securities Act of 1933.

We have revised the signature page to include the Sponsor’s board of directors.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Gus Demopoulos Anna T. Pinedo